UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 27)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sailesh T Desai

c/o Sun Pharmaceutical Industries Ltd.

Sun House, Plot No. 201 B/1 Western Express Highway, Goregaon East

Mumbai, Maharashtra, India – 400 063

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108		Page 2 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❑ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,497,813*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,497,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,497,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.48%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*       Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Zrt. (formerly Alkaloida Chemical Company Exclusive Group Limited) (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; 58,500 Ordinary Shares acquired by Sun Pharma Holdings, a direct wholly-owned subsidiary of Sun (“Sun Pharma Holdings”), from Sun Pharma Global, Inc., which merged into Sun on January 1, 2015, through an agreement to sell investments dated March 29, 2014; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the warrant, dated May 18, 2007, issued by the Issuer to Sun (the “Original Warrant”); 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes Investment Partners, L.P., for and on behalf of certain of its investment advisory clients (“Brandes”); and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel Insurance Company Limited (“Harel”).

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to a warrant issued to Sun by the Issuer on August 2, 2007 (“Warrant No. 2”), including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 4,739,739 Ordinary Shares indirectly acquired by Sun pursuant to the letter agreement, dated as of September 20, 2010 (the “Letter Agreement”), among Sun, Alkaloida, Sun Pharmaceutical Industries, Inc., a Michigan corporation (“Sun Michigan”) (as succeeded by Caraco Pharmaceutical Laboratories, Ltd., which subsequently changed its name to “Sun Pharmaceutical Industries, Inc.” and converted to become a Delaware corporation), The Taro Development Corporation, a New York corporation (“TDC”), Dr. Barrie Levitt, Ms. Tal Levitt, Dr. Jacob Levitt, and Dr. Daniel Moros (such individuals, together with TDC, the “Grantors”). Pursuant to the Letter Agreement: (i) Alkaloida directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under an option agreement (the “Option Agreement”), dated May 18, 2007, among the Grantors and Sun (and subsequently assigned to Alkaloida), (ii) Alkaloida directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, Sun Michigan indirectly acquired 2,333,802 Ordinary Shares, consummating an option granted by TDC to Alkaloida (and subsequently assigned to Sun Michigan) under the Option Agreement. TDC directly owns 2,333,802 Ordinary Shares, including 780 Ordinary Shares which were previously owned by Morley and Company, Inc., a New York corporation, which merged with and into TDC. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**       Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2022. During the year ended March 31, 2022, Sun’s ownership percentage increased 0.71% to 78.48% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108		Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA HOLDINGS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❑ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,164,011*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,164,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,164,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.27%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*       Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,500 Ordinary Shares acquired by Sun Pharma Holdings from Sun Pharma Global, Inc., which merged into Sun on January 1, 2015, through an agreement to sell investments dated March 29, 2014; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,405,937 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement. Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, and (ii) directly acquired an additional 12 Ordinary Shares from the Grantors. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**      Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2022. During the year ended March 31, 2022, Sun Pharma Holdings’ ownership percentage increased 0.67% to 72.27% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108		Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY ZRT (f/k/a ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❑ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,105,511*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,105,511*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,105,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.12%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*       Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 2,405,937 Ordinary Shares directly or indirectly acquired by Alkaloida pursuant to the Letter Agreement. Pursuant to the Letter Agreement, Alkaloida (i) directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, and (ii) directly acquired an additional 12 Ordinary Shares from the Grantors. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer.

This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

**     Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2022. During the year ended March 31, 2022, Alkaloida’s ownership percentage increased 0.65% to 72.12% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108		Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Pharmaceutical Holdings USA, Inc.*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❑ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,333,802**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,333,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%***
14	TYPE OF REPORTING PERSON (See Instructions) CO

*       Sun Pharmaceutical Holdings USA, Inc. (“Sun USA”) is an indirectly wholly-owned subsidiary of Sun through two entities (i.e., Sun Pharma (Netherlands) B.V. and Sun Pharma Holdings (UK) Limited) which may also be deemed to have beneficial ownership.

**     Includes 2,333,802 Ordinary Shares directly owned by TDC, which is an indirect wholly-owned subsidiary of Sun USA.

***   Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2022. During the year ended March 31, 2022, Sun USA’s ownership percentage increased 0.06% to 6.21% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108		Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Pharmaceutical Industries, Inc. (f/k/a caraco pharmaceutical laboratories, ltd.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❑ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,333,802*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,333,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*       Includes 2,333,802 Ordinary Shares directly owned by TDC, which is a direct wholly-owned subsidiary of Sun Pharmaceutical Industries, Inc.

**    Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2022. During the year ended March 31, 2022, Sun Industries’ ownership percentage increased 0.06% to 6.21% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108		Page 7 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE TARO DEVELOPMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❑ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,333,802*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,333,802*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*       This amount includes the following Ordinary Shares: TDC directly owns 2,333,802 Ordinary Shares.

**     Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2022. During the year ended March 31, 2022, TDC’s ownership percentage increased 0.06% to 6.21% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

SCHEDULE 13D/A

CUSIP No. M8737E108		Page 8 of 20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DILIP S. SHANGHVI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❑ (b) ❑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ❑
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,497,813*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,497,813*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,497,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ❑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.48%**
14	TYPE OF REPORTING PERSON (See Instructions) HC-IN

*        Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,500 Ordinary Shares acquired by Sun Pharma Holdings from Sun Pharma Global, Inc., which merged into Sun on January 1, 2015, through an agreement to sell investments dated March 29, 2014; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.

This amount also includes 3,787,500 Ordinary Shares which Alkaloida acquired pursuant to Warrant No. 2, including (i) 3,712,500 Ordinary Shares issued to Alkaloida on September 24, 2010 and (ii) 75,000 Ordinary Shares issued to Alkaloida on September 27, 2010.

This amount also includes 29,382 Ordinary Shares which Alkaloida directly acquired on September 14, 2010, upon the closing of the initial offering period of the tender offer to purchase all of the outstanding Ordinary Shares, pursuant to the Tender Offer Statement on Schedule TO, filed on June 30, 2008, as amended.

This amount also includes an aggregate of 4,739,739 Ordinary Shares indirectly acquired by Sun pursuant to the Letter Agreement. Pursuant to the Letter Agreement: (i) Alkaloida directly acquired 2,405,925 Ordinary Shares from the Grantors, consummating an option granted by the Grantors to Alkaloida under the Option Agreement, (ii) Alkaloida directly acquired an additional 12 Ordinary Shares from the Grantors, and (iii) upon the merger of a subsidiary of Sun Michigan with and into TDC on October 1, 2010, Sun Michigan indirectly acquired 2,333,802 Ordinary Shares, consummating an option granted by TDC to Alkaloida (and subsequently assigned to Sun Michigan) under the Option Agreement. TDC directly owns 2,333,802 Ordinary Shares, including 780 Ordinary Shares which were previously owned by Morley and Company, Inc., a New York corporation, which merged with and into TDC. In addition, in connection with the consummation of the transactions contemplated by the Option Agreement, Alkaloida acquired 2,600 Founders’ Shares, which control in the aggregate one-third of the voting power of the Issuer. This amount also includes 5,159,765 Ordinary Shares acquired by Alkaloida on November 1, 2010 from Franklin Advisors, Inc. and Templeton Asset Management Ltd.

This amount also includes 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 under the Purchase Agreement and 712,500 Ordinary Shares acquired by Alkaloida on January 18, 2011 pursuant to Warrant No. 2.

** Based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2022. During the year ended March 31, 2022, Mr. Shanghvi’s ownership percentage increased 0.71% to 78.48% due to the repurchase of 341,413 Ordinary Shares by the Issuer during the year.

This Amendment No. 27 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”), as amended by the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008 (the “Amendment No. 6”); the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”); the Amendment No. 8 to the Original Schedule 13D, filed on December 2, 2009 (the “Amendment No. 8”); the Amendment No. 9 to the Original Schedule 13D, filed on December 11, 2009 (the Amendment No. 9”); the Amendment No. 10 to the Original Schedule 13D, filed on December 14, 2009 (the “Amendment No. 10”); the Amendment No. 11 to the Original Schedule 13D, filed on December 15, 2009 (the “Amendment No. 11”); the Amendment No. 12 to the Original Schedule 13D, filed on December 17, 2009 (the “Amendment No. 12”); the Amendment No. 13 to the Original Schedule 13D, filed on December 21, 2009 (the “Amendment No. 13”); the Amendment No. 14 to the Original Schedule 13D, filed on December 22, 2009 (the “Amendment No. 14”); the Amendment No. 15 to the Original Schedule 13D, filed on December 24, 2009 (the “Amendment No. 15”); the Amendment No. 16 to the Original Schedule 13D, filed on December 31, 2009 (the “Amendment No. 16”); the Amendment No. 17 to the Original Schedule 13D, filed on January 11, 2010 (the “Amendment No. 17”); the Amendment No. 18 to the Original Schedule 13D, filed on September 10, 2010 (the “Amendment No. 18”); the Amendment No. 19 to the Original Schedule 13D, filed on September 24, 2010 (the “Amendment No. 19”); the Amendment No. 20 to the Original Schedule 13D, filed on October 5, 2010 (the “Amendment No. 20”); the Amendment No. 21 to the Original Schedule 13D, filed on November 4, 2010 (the “Amendment No. 21”); the Amendment No. 22 to the Original Schedule 13D, filed on January 19, 2011 (the “Amendment No. 22”); the Amendment No. 23 to the Original Schedule 13D, filed on October 18, 2011 (the “Amendment No. 23”); the Amendment No. 24 to the Original Schedule 13D, filed on August 13, 2012 (the “Amendment No. 24”); the Amendment No. 25 to the Original Schedule 13D, filed on February 8, 2013 (the “Amendment No. 25”); and the Amendment No. 26 to the Original Schedule 13D, filed on November 27, 2013 (the “Amendment No. 26”, together with the Original Schedule 13D, the Amendment No. 1, to and through the Amendment No. 25, the “Schedule 13D”), with respect to the Ordinary Shares, nominal (par) value NIS 0.0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel (the “Issuer”), whose principal executive offices are located at 14 Hakitor Street, Haifa Bay 26110, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

This Amendment is being filed solely as a result of a decrease in the total number of the Ordinary Shares issued and outstanding to 37,584,631 shares as of March 31, 2022, solely resulting from repurchases of the Ordinary Shares by the Issuer.

ITEM 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety to read as follows:

(a)       This Schedule 13D is being filed jointly by Sun Pharmaceutical Industries Ltd., a corporation organized under the laws of India (“Sun”); Sun Pharma Holdings, a corporation organized under the laws of the Mauritius (“Sun Pharma Holdings”) and a direct subsidiary of Sun; Alkaloida Chemical Company Zrt., a corporation organized under the laws of Hungary and an indirect subsidiary of Sun (“Alkaloida”); Sun Pharmaceutical Holdings USA, Inc., a corporation organized under the laws of Delaware and an indirect subsidiary of Sun (“Sun USA”); Sun Pharmaceuticals Industries, Inc., a corporation organized under the laws of Delaware and an indirect subsidiary of Sun (“Sun Industries”); The Taro Development Corporation, a corporation organized under the laws of New York and an indirect subsidiary of Sun (“TDC”) and Dilip S. Shanghvi, a natural person and the largest shareholder of Sun (together with Sun, Sun Pharma Holdings, Alkaloida, Sun USA and TDC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”).

The Reporting Persons have agreed to file the Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Act pursuant to the Joint Filing Agreement, dated July 2, 2007, a copy of which is filed with this Schedule 13D as Exhibit 99.9, the Joinder Agreement, dated September 24, 2010, a copy of which is filed with this Schedule 13D as Exhibit 99.37, the Second Joinder Agreement, dated October 18, 2011, a copy of which is filed with Schedule 13D as Exhibit 99.44, the Third Joinder Agreement, dated November 27, 2013, a copy of which is filed with this Schedule 13D as Exhibit 99.53, the Fourth Joinder Agreement, dated September 8, 2022, a copy of which is filed with this Schedule 13D as Exhibit 99.54, a Fifth Joinder Agreement, dated September 8, 2022, a copy of which is filed with this Schedule 13D as Exhibit 99.55 and a Sixth Joinder Agreement, dated September 8, 2022, a copy of which is filed with this Schedule 13D as Exhibit 99.56.

Item 2(b) – (c) are hereby amended and supplemented by replacing the information about the directors and the executive officers of Sun with the following:

Directors of Sun

Name	Address	Present Principal Occupation	Citizenship
Israel Makov	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1 Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Chairman	Israel
Dilip S. Shanghvi	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1 Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Managing Director	The Republic of India
Sudhir V. Valia	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1 Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Director	The Republic of India
Sailesh T. Desai	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1 Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Whole-time Director	The Republic of India
Kalyanasundaram Subramanian	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1 Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Whole-time Director	New Zealand
Gautam Doshi	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1 Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Director	The Republic of India
Dr. Pawan Goenka	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1 Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Director	The Republic of India
Rama Bijapurkar	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1 Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Director	The Republic of India

Executive Officers of Sun

Name	Address	Present Principal Occupation	Citizenship
Davinder Singh Marwah	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Executive Vice-President, Sun Global Operations	The Republic of India
Sreenivasrao Nandigam	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Senior Vice-President, Head - Global Supply Chain	The Republic of India
Sapna Purohit	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Senior Vice-President, Head of Human Resources	The Republic of India
Aalok Dilip Shanghvi	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Executive Vice-President, Head - Emerging Markets Head - Global Generics R&D, Business Development	The Republic of India
Kal Sundaram	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Whole-time Director and Director - Corporate Development	New Zealand
Uday Baldota	c/o Taro Pharmaceutical USA Inc 3 Skyline Drive Hawthorne, NY 10532	Chief Executive Officer - Taro Pharmaceutical Industries Ltd	The Republic of India
Abhay Gandhi	c/o Sun Pharmaceutical Industries, Inc (USA), 2 Independence Way, Princeton NJ 08540	Chief Executive Officer - North America	The Republic of India
Jila Breeze	c/o Sun Pharmaceutical Industries, Inc (USA), 2 Independence Way, Princeton NJ 08540	Executive Vice-President, Global Head - Quality	United States
Kirti Ganorkar	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Chief Executive Officer - India Business	The Republic of India
Hellen de Kloet	c/o Sun Pharma Netherlands BV Polarisavenue 87 2132 JH Hoofddorp The Netherlands	Business Head - Western Europe, Australia and New Zealand	Netherlands
Nilesh Gandhi	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Senior Vice President, Procurement	The Republic of India
Anil Rao	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Senior Vice-President, Chief Information Officer	The Republic of India

C. S. Muralidharan	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Chief Financial Officer	The Republic of India
Anoop Deshpande	c/o Sun Pharmaceutical Industries Ltd Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Company Secretary and Compliance Officer	The Republic of India

Item 2(b) – (c) are hereby further amended and supplemented by replacing the information about the directors and the executive officers of Alkaloida with the following:

Directors of Alkaloida

Name	Address	Present Principal Occupation	Citizenship
Harin Mehta	704 Jumeirah Business Centre 1, Cluster G, Jumeirah Lakes Towers, Dubai, United Arab Emirates	Director of Alkaloida	The Republic of India
Katalin Szilágyi	4080 Hajdunanas, Damjanich UTCA 8, Hungary	Director of Alkaloida	Hungary
Sudhir V. Valia	Sun Pharmaceutical Industries Ltd., Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharshtra (India) – 400 063	Director of Sun	The Republic of India

Executive Officers of Alkaloida

Name	Address	Present Principal Occupation	Citizenship
Péter Andredesz	4027 Debrecen, Furedi UT 67/B 1.em6, Hungary	Chief Financial Officer of Alkaloida	Hungary
Mihály Kaszás	4032 Debrecen, Papai Jozsef UTCA 12, Hungary	Chief Executive Officer of Alkaloida	Hungary

Item 2(b) – (c) are hereby further amended and supplemented by replacing the information for Caraco Pharmaceutical Laboratories, Ltd. with the following:

Sun Pharmaceutical Industries, Inc.

(b) – (c) Sun Pharmaceutical Industries, Inc. (f/k/a Caraco Pharmaceutical Laboratories, Ltd.) (“Sun Industries”) is a Delaware corporation that manufactures, markets and distributes pharmaceuticals to the largest wholesalers, distributors, warehousing and non-warehousing chain drugstores, and managed care providers in the United States. The address of the principal office of Sun Industries is 2 Independence Way, Princeton, New Jersey 08540.

The directors and executive officers of Sun Industries and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun Industries

Name	Address	Present Principal Occupation	Citizenship
Abhay Gandhi	c/o Sun Pharmaceutical Industries, Inc. (USA), 2 Independence Way, Princeton NJ 08540, United States	Chief Executive Officer (North America) of Sun	The Republic of India
Sudhir V. Valia	c/o Sun Pharmaceutical Industries Ltd., Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Director of Sun	The Republic of India
Zvi Albert	c/o Sun Pharmaceutical Industries, Inc. (USA), 2 Independence Way, Princeton NJ 08540, United States	Vice President – Finance and Treasurer of Sun USA and Sun Industries	United States
Gautam Doshi	c/o Sun Pharmaceutical Industries Ltd., Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Director of Sun	The Republic of India

Executive Officers of Sun Industries

Name	Address	Present Principal Occupation	Citizenship
Abhay Gandhi	c/o Sun Pharmaceutical Industries, Inc. (USA), 2 Independence Way, Princeton NJ 08540, United States	Chief Executive Officer (North America) of Sun	The Republic of India
Zvi Albert	c/o Sun Pharmaceutical Industries, Inc. (USA), 2 Independence Way, Princeton NJ 08540, United States	Vice President – Finance and Treasurer of Sun USA and Sun Industries	United States
Erik Zwicker	c/o Sun Pharmaceutical Industries, Inc. (USA), 2 Independence Way, Princeton NJ 08540, United States	Secretary of Sun USA; Vice President, General Counsel (North America) of Sun Industries	United States

Item 2(b) – (c) are hereby further amended and supplemented by replacing the information about the directors and the executive officers of The Taro Development Corporation (“TDC”) with the following:

Directors of TDC

Name	Address	Present Principal Occupation	Citizenship
Abhay Gandhi	c/o Sun Pharmaceutical Industries, Inc. (USA), 2 Independence Way, Princeton NJ 08540, United States	Chief Executive Officer (North America) of Sun	The Republic of India
Sudhir V. Valia	c/o Sun Pharmaceutical Industries Ltd., Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Director of Sun	The Republic of India

Executive Officers of TDC

There are no executive officers of TDC.

Item 2(b) – (c) are hereby further amended and supplemented by replacing the information about Sun Pharma Global, Inc. with the following:

Sun Pharma Holdings

(b) – (c) Sun Pharma Holdings (“Sun Pharma Holdings”) is a Mauritius entity that is a holding company of various subsidiaries of Sun; and, together with Sun and its other subsidiaries, it operates as an international, integrated, specialty pharmaceutical company. The address of the principal office of Sun Pharma Holdings is c/o Rogers Capital Corporate Services Limited, 3rd Floor, Rogers House, No. 5 President John Kennedy Street, Port Louis, Mauritius.

The directors and executive officers of Sun Pharma Holdings and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun Pharma Holdings

Name	Address	Present Principal Occupation	Citizenship
Rajesh K. Shah	704 Jumeirah Business Centre 1, Cluster G, Jumeirah Lakes Towers, Dubai, United Arab Emirates	Director of Sun Pharma Holdings	The Republic of India
Gautam Doshi	c/o Sun Pharmaceutical Industries Ltd., Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharshtra (India) – 400 063	Director of Sun	The Republic of India
Chummun Brizraj	La Salette Road, Birds Lake Avenue, Grand Baie, Mauritius	Director of Sun Pharma Holdings	Mauritius
Nabeebukus Shameer	113, La Paix Street, Port Louis, Mauritius	Director of Sun Pharma Holdings	Mauritius
Rattan Anuj	11A Brown AVN Quatres Bornes, Mauritius	Director of Sun Pharma Holdings	The Republic of India

Executive Officers of Sun Pharma Holdings

There are no executive officers of Sun Pharma Holdings.

Item 2(b) – (c) are hereby further amended and supplemented by adding the following information about Sun Pharmaceutical Holdings USA, Inc. and Mr. Shanghvi at the end of Item 2(b) – (c):

Sun Pharmaceutical Holdings USA, Inc.

(b) – (c) Sun Pharmaceutical Holdings USA, Inc. (“Sun USA”) is a Delaware corporation that is a holding company of Sun Pharmaceutical Industries, Inc. in the United States; and, together with Sun and its other subsidiaries, it operates as an international, integrated, specialty pharmaceutical company. The address of the principal office of Sun USA is 2 Independence Way, Princeton, New Jersey 08540.

The directors and executive officers of Sun USA and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun USA

Name	Address	Present Principal Occupation	Citizenship
Abhay Gandhi	c/o Sun Pharmaceutical Industries, Inc (USA), 2 Independence Way, Princeton NJ 08540	Chief Executive Officer (North America) of Sun	The Republic of India
Sudhir V. Valia	c/o Sun Pharmaceutical Industries Ltd., Sun House, Plot No. 201 B/1, Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) – 400 063	Director of Sun	The Republic of India

Executive Officers of Sun USA

Name	Address	Present Principal Occupation	Citizenship
Abhay Gandhi	c/o Sun Pharmaceutical Industries, Inc (USA), 2 Independence Way, Princeton NJ 08540	Chief Executive Officer (North America) of Sun	The Republic of India
Zvi Albert	c/o Sun Pharmaceutical Industries, Inc. (USA), 2 Independence Way, Princeton NJ 08540, United States	Vice President – Finance and Treasurer of Sun USA and Sun Industries	United States
Erik Zwicker	c/o Sun Pharmaceutical Industries, Inc. (USA), 2 Independence Way, Princeton NJ 08540, United States	Secretary of Sun USA; Vice President, General Counsel (North America) of Sun Industries	United States

Mr. Dilip S. Shanghvi

(b) - (c) Dilip S. Shanghvi is a natural person and the largest shareholder of Sun. The address and principal office of Mr. Shanghvi is c/o Sun Pharmaceutical Industries Ltd, Sun House, Plot No. 201 B/1 Western Express Highway, Goregaon East, Mumbai, Maharashtra (India) - 400 063. Mr. Shanghvi's present principal occupation is the Managing Director of Sun.

Item 2(d) – (e) are hereby amended and restated in its entirety to read as follows:

(d) During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws.

Item 2(f) is hereby amended and restated in its entirety to read as follows:

(f)       Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens set forth above. Sun Pharma Holdings is a corporation organized under the laws of Mauritius and each of its directors named in this Item 2 are citizens as set forth above. Alkaloida is a corporation organized under the laws of Hungary and each of its directors and executive officers named in this Item 2 are citizens as set forth above. Sun USA is a corporation organized under the laws of Delaware and each of its directors and executive officers named in this Item 2 are citizens as set forth above. Sun Industries is a corporation organized under the laws of Delaware and each of its directors and executive officers named in this Item 2 are citizens as set forth above. TDC is a corporation organized under the laws of New York and each of its directors named in this Item 2 are citizens as set forth above. Mr. Shanghvi is a natural person with citizenship in the Republic of India.

ITEM 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Ordinary Shares acquired by the Reporting Persons and specified in Item 5 were acquired with available cash on hand.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a), (b), and (c) are hereby amended and restated in their entirety to read as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5. The percentage of Ordinary Shares identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 37,584,631 Ordinary Shares issued and outstanding as of March 31, 2022.

Sun Pharma Holdings is a direct subsidiary of Sun. Alkaloida is a direct subsidiary of Sun Pharma Holdings and an indirect subsidiary of Sun. Sun USA is an indirect subsidiary of Sun. Sun Industries is a direct subsidiary of Sun USA and an indirect subsidiary of Sun. TDC is a direct subsidiary of Sun Industries and an indirect subsidiary of Sun USA and Sun. Mr. Shanghvi is the largest shareholder of Sun. As a result of these relationships:

(i)       Sun shares voting and dispositive power of 29,497,813 Ordinary Shares, of which 58,500 Ordinary Shares are held by Sun Pharma Holdings, 27,105,511 Ordinary Shares are held by Alkaloida, and 2,333,802 Ordinary Shares are held indirectly by Sun USA.

(ii)       Sun Pharma Holdings shares voting and dispositive power of 27,164,011 Ordinary Shares, of which 27,105,511 Ordinary Shares are held by Alkaloida.

(iii)       Alkaloida shares voting and dispositive power of 27,105,511 Ordinary Shares.

(iv)       Sun USA shares voting and dispositive power of 2,333,802 Ordinary Shares, which are held by TDC.

(v)       Sun Industries shares voting and dispositive power of 2,333,802 Ordinary Shares, which are held by TDC.

(vi)       TDC shares voting and dispositive power of 2,333,802 Ordinary Shares.

(vii)       Mr. Shanghvi may be deemed to beneficially own an aggregate of 29,497,813 Ordinary Shares, of which 58,500 Ordinary Shares are held by Sun Pharma Holdings, 27,105,511 Ordinary Shares are held by Alkaloida, and 2,333,802 Ordinary Shares are held indirectly by Sun USA.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

(c)       Except as disclosed in this Amendment, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in Item 2 of this Amendment has effected any transaction in Ordinary Shares during the past 60 days.

ITEM 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 7:

Exhibit	Description
99.54	Fourth Joinder Agreement, dated as of September 8, 2022, incorporated by reference to this Amendment No. 27 (filed herewith).
99.55	Fifth Joinder Agreement, dated as of September 8, 2022, incorporated by reference to this Amendment No. 27 (filed herewith).
99.56	Sixth Joinder Agreement, dated as of September 8, 2022, incorporated by reference to this Amendment No. 27 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

September 8, 2022

SUN PHARMACEUTICAL INDUSTRIES LIMITED
By:	/s/ Sailesh T. Desai
Name:	Sailesh T. Desai
Title:	Whole-time Director
SUN PHARMA HOLDINGS
By:	/s/ Rajesh K. Shah
Name:	Rajesh K. Shah
Title:	Director
ALKALOIDA CHEMICAL COMPANY ZRT.
By:	/s/ Harin Mehta
Name:	Harin Mehta
Title:	Director
Sun Pharmaceutical Holdings USA, Inc.
By:	/s/ Erik Zwicker
Name:	Erik Zwicker
Title:	Secretary
Sun Pharmaceutical Industries, Inc.
By:	/s/ Erik Zwicker
Name:	Erik Zwicker
Title:	Vice President, General Counsel, North America
THE TARO DEVELOPMENT CORPORATION
By:	/s/ Sudhir V. Valia
Name:	Sudhir V. Valia
Title:	Director
/s/ Dilip S. Shanghvi
Name:	Dilip S. Shanghvi

[Signature Page to Amendment No. 27 to Schedule 13D]